UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-44363

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Akin Bay Company LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

780 3rd Ave 32nd Fl.
(No. and Street)

New York City	New York	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James Rybakoff	212 583-9800	jamesr@akinbay.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BK Accountants CPAs PLLC
(Name – if individual, state last, first, and middle name)

36-36 33rd Street Suite 100	Long Island City	NY	11106
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Rybakoff, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Akin Bay Company LLC, as of December 31, 2 021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MANUEL FIGUEREO
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01FI6146120
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES MAY 15, 2022

Signature: James B. Rybakoff

Title: President & CEO

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☒ (z) Other: SIPIC-7

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

AKIN BAY COMPANY LLC

STATEMENT OF FINANCIAL CONDITION
AND RELATED NOTES
AT DECEMBER 31, 2021

AKIN BAY COMPANY LLC
TABLE OF CONTENTS
FOR THE YEAR ENDED DECEMBER 31, 2021



BK Accountants CPAs, PLLC
36-36 33RD , Suite 100
Long Island City, NY 11106
WWW.BKPARTNERSCPAS.COM
(718) 392 0240

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Akin Bay Company LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Akin Bay Company LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Akin Bay Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Akin Bay Company LLC's management. Our responsibility is to express an opinion on Akin Bay Company LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Akin Bay Company LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

BK Accountants CPAs, PLLC

We have served as Akin Bay Company LLC's auditor since 2014.

Long Island City, NY 11106

February 25, 2022

AKIN BAY COMPANY LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

Assets		
Cash and cash equivalents	$	141,006
Property and equipment, net of accumulated depreciation		125,423
Right of lease asset		194,083
Security deposit		45,732
Prepaid expenses		10,000
Other assets		5,625
Total Assets	**$**	**521,869**
Liabilities and Members' Equity		
Accounts payable	$	34,655
Accrued expenses		3,099
Paycheck protection program loan		35,400
Lease liability		250,126
Total Liabilities		323,280
Members' equity		198,589
Total Liabilities and Members' Equity	**$**	**521,869**

See accompanying notes to Statement of Financial Condition.

1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Akin Bay Company LLC (the "Company") was organized as a limited liability company under the laws of the State of New York on June 19, 1996. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Company primarily engages in providing investment banking and advisory services to its clients. The Company is exempt from rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

Basis of Accounting

Revenues and expenses are recorded on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers all highly liquid investments, with original maturities of three months or less when purchased to be cash equivalents.

Accounts Receivable

Investment banking income due but not yet received that is expected to be collected within one year is recorded as accounts receivable at net realizable value. In the situation the transaction closes but there are certain contingent milestones, the Company will not record, the receivable until all contingencies are met. If amounts become uncollectible, they will be charged to operations when that determination is made.

Property and Equipment

Property and equipment are recorded at cost. Depreciation for property and equipment is provided using the straight-line method for financial reporting purposes at rates based on the following estimated useful lives:

	Years
Leasehold improvements	Lesser of remaining lease term or life of asset
Office equipment	5
Furniture and fixtures	5

Consulting Fees

The majority of consulting fees are related to independent third parties providing financial analysis.

1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Revenue Recognition

The Company provides investment banking and advisory services. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangements is completed (the closing date of the transaction).

For certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. Retainers and other fees received from customers are recognized revenue when the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. At year end, no deferred revenue or open contracts exist.

Advisory fees and services include financial analysis, structuring of capital, presentations and strategy for raising capital. Investment banking usually cover some of the same services and closing a transaction, such as raising debt or M&A.

Leases

The Company leases certain buildings and vehicles. The determination of whether an arrangement is a lease is made at the lease's inception. Under ASC 842, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standard as having both the right to obtain substantially all of the economic benefits from use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed.

Operating leases are included in operating lease right-of-use ("ROU") assets, other current liabilities, and operating lease liabilities in our balance sheets.

ROU assets represent our right to use an underlying asset for the lease term, and lease liabilities represent our obligation to make lease payments. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company uses the implicit rate when it is readily determinable. Since most of the Company's leases do not provide an implicit rate, to determine the present value of lease payments, management uses the Company's incremental borrowing rate based on the information available at lease commencement. Operating lease ROU assets also includes any lease payments made and excludes any lease incentives. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise the option

1) **NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)**

Leases (Cont'd)

The Company has lease agreements with lease and non-lease components, which are generally accounted for separately with amounts allocated to the lease and non-lease components based on stand-alone prices. For certain equipment leases, like vehicles, the Company accounts for the lease and non-lease components as a single lease.

We lease office space and an automobile under noncancelable operating leases.

Income Taxes

The Company is classified as a Partnership for Federal and New York State tax purposes, whereby the Company's income or loss is reported by the partners on their own income tax returns. Accordingly, no provision has been made for Federal and New York State taxes. The Company remains liable for New York City Unincorporated Business tax. During 2021, the Company tax due of $10,863. As of December 31, 2021, the Company's tax years for 2020, 2019, and 2018 are subject to examination by the tax authorities.

The Company has evaluated its current tax positions and has concluded that as of December 31, 2021, the Company does not have any significant uncertain tax positions for which a reserve would be necessary.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2) **PROPERTY AND EQUIPMENT**

The following is a summary of property and equipment less accumulated depreciation as of December 31, 2021. Depreciation expense for the year then ended was $78,699.

Leasehold improvements	$ 283,069
Office equipment	24,096
Furniture and fixtures	127,923
	435,088
Less: accumulated depreciation	309,665
	$ 125,423

3) CONCENTRATIONS OF RISK

The Company maintains its cash balances at a major financial institution. The balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. The Company from time to time, has had an amount greater than $250,000 in cash on deposit.

The Company engages in various investment banking and advisory services. In the event customers do not fulfill their obligations, the Company may be exposed to small amount of risk relating to its out-of-pocket expenses. The risk of default depends on the creditworthiness of the customers. It is the Company's policy to review, as necessary, the credit standing of each customer.

4) COMMITMENTS

The Company leases its office space under the terms of a non-cancelable operating lease expiring on June 29, 2023. The Company also leases an automobile under a non-cancelable operating lease expiring on September 30, 2023.

The Company has a cash deposit of $45,732 for the office lease.

Future minimum lease payments under the non-cancelable leases are as follows:

Year ending December 31,	Rent	Automobile
2022	$ 182,336	$ 17,090
2023	91.168	8,555
Total	$ 273,504	$ 25,645

5) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $11,809 which is $5,556 in excess of its required net capital of $6,253. The Company's net capital ratio at December 31, 2021 was 7.94 to 1.

6) PAYCHECK PROTECTION PROGRAM LOAN

On May 4, 2020, The Company was approved for a loan from Citibank, N.A ("Citi") through the Small Business Administration ("SBA") Paycheck Protection Program ("PPP"), in an effort to secure emergency funding to support its operations as a result of the COVID-19 pandemic. The principal amount of the loan is $37,900, bearing interest at a fixed annual rate of 1%. The maturity date of the loan is two-year maturity. The loan was forgiven in July 2021.

On July 1, 2021 the Organization received second loan proceeds in the amount of $35,400 from Citibank. The note includes a five-year maturity and interest at a rate of 1% per annum. The loan and accrued interest are forgivable if they are used for qualifying expenses such as payroll, benefits, rent and utilities, and maintains its payroll levels. The Company applied for the forgiveness of the loan and expects for the loan to be fully forgiven.

7) COVID-19

During the 2020 calendar year, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall company, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

8) RELATED PARTIES

As of December 31st, 2021, there were no related parties.

9) SUBSEQUENT EVENTS

The Company has evaluated all subsequent events through February 25, 2022 the date which the financial statements were issued. As of February 24, 2022 the 2nd PPP Loan of $35,400 has also been fully forgiven. There are no other material effects that will affect financial statements.